No Act

P.E. 1/7/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005205

February 5, 2015

Craig E. Marcus
Ropes & Gray LLP
craig.marcus@ropesgray.com

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public Availability: 2-5-15

Re: Domino's Pizza, Inc.
Incoming letter dated January 7, 2015

Dear Mr. Marcus:

This is in response to your letter dated January 7, 2015 concerning the shareholder proposal submitted to Domino's by the Marco Consulting Group Trust I. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Domino's intention to exclude the proposal from Domino's proxy materials solely under rule 14a-8(i)(9). We also have received a letter from the proponents dated January 16, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Domino's may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com


THE
MARCO
CONSULTING GROUP

January 16, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: Domino's Pizza, Inc.'s Request to Omit Shareholder Proposal of The Marco Consulting Group Trust I

Ladies and Gentlemen:

This letter is submitted on behalf of The Marco Consulting Group Trust I (hereinafter the "Proponent") in response to Domino's Pizza, Inc.'s (the "Company") letter dated January 7, 2015 to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to exclude the Proponent's shareholder precatory proposal (the "Proposal") on proxy access from the Company's proxy materials for its 2015 annual meeting of shareholders (the "Company Letter").

Pursuant to Staff Legal Bulletin No. 14D, this letter is being submitted by use of the Commission email address, shareholderproposals@sec.gov in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). The undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. A copy of this letter is simultaneously being forwarded to the Company.

The Proposal seeks a proxy access mechanism that would enable a shareholder or an unlimited group of shareholders who have continuously owned 3% or more of the Company's outstanding stock for three years access to the Company's own proxy materials to nominate up to one-quarter of the number of directors then serving.

The Company Letter argues that the Proposal can be excluded from its proxy materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a binding proposal the Company intends to include in the proxy material for the 2015 annual meeting of shareholders that will amend the Company's Bylaws to provide that a single shareholder having continuously owned at least 5% of the Company's outstanding stock for five years can nominate a number of nominees not exceeding 10% of the total number of directors of the Company (the "Company Proposal").

The Company Letter cites as precedent the Staff's recently granted no-action relief under Rule 14a-8(i)(9) in *Whole Foods Market, Inc.* (December 1, 2014) regarding a similar claim between a precatory shareholder proposal seeking proxy access and binding management proposal.

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

James McRitchie, the proponent in *Whole Foods Market, Inc.*, has appealed that decision or alternatively sought a Request for Reconsideration (the "Appeal"), which is pending. The Proponents have filed a letter in support of his appeal (the "Supporting Letter"). A copy of the Supporting Letter, minus its Exhibits, is attached hereto as Exhibit A.

The Proponent respectfully submits that the relief sought in the Company Letter be denied because (a) the Staff should take note that it appears the Company Proposal was prepared in response to the Proposal and (b) a shareholder vote on the Proposal and the Company Proposal will produce consistent and conclusive results to guide the Company.

**The Staff Should Take Note That It Appears
The Company Proposal Was Prepared
In Response to the Proposal.**

As noted in the attached Supporting Letter, *Whole Foods Market, Inc.* has spawned an unprecedented plague of copycat tactics to exclude shareholder proposals, with at least 16 other no action letter requests now filed and pending in addition to this one-- *Marathon Oil* (December 1, 2014); *Cabot Oil & Gas* (December 17, 2014); *FirstMerit Corporation* (December 22, 2014); *Arch Coal* (December 23, 2014); *EBAY* (December 24, 2014); *Exelon* (December 29, 2014); *Peabody Coal* (December 30, 2014); *YUM! Brands, Inc.* (December 30, 2014); *Apache Energy* (January 2, 2015); *Chipotle* (January 2, 2015); *Conoco Phillips* (January 6, 2015); *SBA Communications* (January 6, 2015); and *Noble Energy* (January 6, 2015); *Cloud Peak Energy* (January 8, 2015); *First Energy* (January 9, 2015); and *CF Industries* (January 9, 2015).

The same basic scenario applies to all 17 cases. In response to precatory shareholder proposals seeking proxy access, the companies have filed binding management proposals with higher ownership levels. The lowest and most common ownership level is 5%, as compared to the 3% in the shareholder proposals. When the Commission released its own Proxy Access Rule in 2010 (which was later overturned by a federal appellate court on procedural grounds), the Commission expressly stated: "a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting." Federal Register, Vol. 75, No. 179, Thursday, September 16, 2010/Rules and Regulations, page 566992. In addition, a key element of the shareholder proposals is that an unlimited group of shareholders could aggregate their shares to meet the ownership level. Here the Company and eight of the copycats limit proxy access to a sole shareholder (*Marathon Oil, Arch Coal, Peabody Coal, Chipotle, Noble Energy,*YUM! Brands, *Cloud Peak Energy* and *First Energy*).

Why is there this sudden epidemic of binding management proposals to establish proxy access? The obvious answer is that under the auspices of *Whole Foods Market, Inc.*, the companies can use their binding management proposals with excessively burdensome provisions to exclude precatory shareholder proposals designed to allow shareholders to express their support for meaningful proxy access provisions.

In *Whole Foods Market, Inc.*, it was noted that the company could have amended its bylaws without shareholder approval to implement its version of proxy access, but then the company would no longer have its to Rule 14a-8(i)(9) argument. That appears the case here as well. Although the Company does not post its bylaws on its website, attached hereto as Exhibit B is a copy of the Amended and Restated By-Laws of Domino's Pizza, Inc., which was filed with the Commission with the Company's 10-Q on October 19, 2010. Article 7.1 of the Amended and Restated By-Laws allows the Board of Directors to alter or amend them without having to seek shareholder approval.

This is not the first time companies have cynically tried to exclude shareholder proposals by filing a management proposal. *See: Cypress Semiconductor Corporation* (March 11, 1998); and *Genzyme Corporation* (March 20, 2007). In those cases the Staff took note that the company proposals were prepared in response to the shareholder proposals and denied the no action relief sought.

But it has never been attempted before on such a blatant and widespread basis on an issue of such substantial importance. If the Staff does not take note now that the companies' binding proxy access proposals are a cynical response to shareholder precatory proposals when the companies' motivation is so transparent, what will there be to prevent them and every other company that receives proxy access proposals from repeating the same copycat tactic year after year after year after...?

The Determination Should Be Reversed Because A
Shareholder Vote on Both The Proposal And the Management Proposal
Will Produce Consistent and Conclusive Results To Guide the Company

It should be noted that this is not a situation where there are conflicting goals, as there would be between a shareholder proposal for an independent chairman of the board and a board proposal that the Chief Executive Officer be the chairman of the Board. A vote in favor of both such proposals would indeed represent inconsistent and ambiguous results that would warrant an exclusion under Rule 14a-8(i)(9).

But here the Proposal and the Company Proposal are seeking the same goal—establishment of a proxy access mechanism. They do differ on details. But since the Proposal is only precatory, a vote on the differing details will in effect be an advisory referendum that will allow shareholders to send the Company a message on what details they prefer.

A similar procedure already exists when companies have to solicit the preferences of shareholders on whether advisory votes on executive compensation should be held every one, two or three years. There, as here, there is a similar goal--having an advisory vote on executive compensation. The difference in detail is when to have it?

To better illustrate the instant situation, there are four possible results if shareholders are allowed to vote on both the Proposal and the Company Proposal:

--If both the Proposal and the Company Proposal fail to receive a majority vote, it will be consistent and conclusive that the Company's shareholders do not want any proxy access mechanism at all.

--If the Company Proposal gets more votes than the Proposal, it will be consistent and conclusive that the Company's shareholders prefer the detailed provisions in the Company Proposal.

--If the Proposal gets more votes than the Company Proposal, it will be consistent and conclusive that the Company's shareholders prefer the detailed provisions in the Proposal.

--If the Proposal and the Company Proposal receive identical votes (an extreme unlikelihood), it will be consistent and conclusive that the details in the Proposal and the Company Proposal are equally popular among the Company's shareholders.

There is nothing inconsistent or ambiguous about such results. The Company should welcome them as the best way to determine the actual preferences of the Company's shareholders.

How the Company interprets and responds to consistent and conclusive results is up to its discretion and judgment. That, however, is not grounds for a Rule 14a-8(i)(9) exclusion.

Conclusion

For the foregoing reasons, the Proponent submits that the relief sought in the Company's Letter be denied.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/Senior Counsel

GAK:mal
cc: craig.macus@ropesgray.com


THE
MARCO
CONSULTING GROUP

January 9, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Mr. Brent J. Fields, Secretary
U.S Securities and Exchange Commission
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund, and Marco Consulting Group Trust I in support of James McRitchie's December 23, 2014 Appeal/Request for Reconsideration of the No Action Determination Regarding His Proxy Access Proposal At Whole Foods Market, Inc. dated December 1, 2014

Ladies and Gentlemen:

This letter is submitted on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund and Marco Consulting Group Trust I (hereinafter jointly referred to as "the Affected Proponents") in support of James McRitchie's (the "Proponent") December 23, 2014 Appeal to the Securities and Exchange Commission (the "Commission") or alternatively a Request for Reconsideration ("Appeal") of the No Action Determination by the Staff of the Division of Corporation Finance of December 1, 2014 (the "Determination").

The Determination concluded that Whole Foods Market, Inc. (the "Company") could exclude the Proponent's precatory proxy access proposal (the "Proposal") from its 2015 proxy materials pursuant to Rule 14a-8(i)(9) because its provisions for (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated directly conflicted with the provisions in a binding management proposal (the "Management Proposal") that would also be presented.

The Affected Proponents have all filed precatory proxy access proposals similar to the Proposal which are now the subject of pending No Action Letter Requests from *FirstMerit Corporation* (December 22, 2014), *YUM! Brands, Inc.* (December 30, 2014) *and Domino's Pizza, Inc.* (January 7, 2015) (hereinafter jointly referred to as "Pending NALs"). The Pending NALs seek to exclude the Affected Proponents precatory proposals because the companies will be presenting binding management proposals that directly conflict with the Affected Proponents' precatory proposals on some or all of : (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated. All three Pending NALs cite the Determination as controlling precedent. Copies of Pending NALs are attached as Exhibits A, B and C.

Exhibit A

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 26 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

The Affected Proponents intend to file responses in all three Pending NALs, but under the circumstances they believe it is appropriate for them to respectfully submit this letter in support of the Appeal since the Determination has such a direct impact on their Pending NALs.

The Determination Raises Questions of Substantial Importance and Novelty

Substantial Importance—Should The Commission Side With Companies To Keep Increasing Numbers of Investors Out of Nomination Process?

In 2010, after seven years of deliberation, the Commission approved a proxy access rule (the "Commission Rule"), which granted long-term major investors (holders of at least three per cent of the shares outstanding for three years) access to a company's own proxy materials and ballot to nominate a limited number of dissident directors. The rule was invalidated in 2011 by a federal appellate court on the procedural ground that the Commission had acted arbitrarily and capriciously in not weighing the costs and benefits of the rule.

The court ruling opened the door in 2012 to shareholders to file proposals on a company by company basis. According to records of Institutional Shareholder Services, less than 20 proxy access proposals came to a vote in each of the years 2012-2014. The proposals varied widely in their terms, ranging from a reflection of the Commission rule to 100 or more shareholders who only held $2,000 of stock for one year.

The number for 2015, however, was going to be much larger. Participants in the New York City Boardroom Accountability Project alone filed precatory proxy access proposals reflecting the Commission Rule at 75 companies, http://www.nytimes.com/2014/11/06/business/effort-begins-for-more-say-on-directors.html?ref=business&_r=0. But unless the Determination is reversed, companies have a tactic to keep shareholder precatory proxy access proposals off the proxy ballot permanently and "the Securities and Exchange Commission, generally seen as the defender of shareholder interests, is siding with companies keen to keep investors out of the nomination process." http://www.nytimes.com/2015/01/04/business/whole-foods-high-hurdle-for-investors-.html?src=busln&_r=0

Is that the posture the Commission really wants to take regarding proxy access?

Novelty—Should Management Proposals Cynically Filed In Widespread Response to Shareholder Proposals On A Matter of Substantial Importance Be Allowed to Exclude Them?

The Determination has spawned an unprecedented plague of copycat tactics to exclude shareholder proposals. In addition to the three Pending NALs, similar requests have been filed by at least 14 other companies: *Marathon Oil* (December 1, 2014); *Cabot Oil & Gas* (December 17, 2014); *Arch Coal* (December 23, 2014); *EBAY* (December 24, 2014); *Exelon* (December 29, 2014); *Peabody Coal* (December 30, 2014); *Apache Energy* (January 2, 2015); *Chipotle* (January 2, 2015); *Conoco Phillips* (January 6, 2015); *SBA Communications* (January 6, 2015);

and *Noble Energy* (January 6, 2015); *Cloud Peak Energy* (January 8, 2015), *First Energy* (January 9, 2015); and *CF Industries* (January 9, 2015). .

The same basic scenario applies to all 17 cases. In response to a precatory shareholder proposal reflecting the Commission Rule, the companies have filed binding management proposals with higher ownership levels. The lowest and most common ownership level is 5%, as compared to the 3% in the Commission Rule. When the Commission released its Rule, it expressly stated: "a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting." Federal Register, Vol. 75, No. 179, Thursday, September 16, 2010/Rules and Regulations, page 566992. In addition, a key element of the Commission Rule was that an unlimited group of shareholders could aggregate their shares to meet the ownership level. The Company and nine of the copycat companies have limited access to a sole shareholder (*Marathon Oil, Arch Coal, Peabody Coal, YUM! Brands, Chipotle, Noble Energy, Domino's Pizza, Inc., Cloud Peak Energy* and *First Energy*). If the Company and the copycats want to present a meaningful proxy access process, why are they presenting a binding management proposal—particularly since they could amend their bylaws without shareholder approval to implement their version of proxy access?

The answer is obvious and cynical. Under the auspices of the Determination, the companies can use their binding management proposals with excessively burdensome provisions to exclude precatory shareholder proposals designed to allow shareholders to express their support for meaningful proxy access provisions.

This is not the first time companies have cynically tried to exclude shareholder proposals by filing a management proposal. *See: Cypress Semiconductor Corporation* (March 11, 1998); and *Genzyme Corporation* (March 20, 2007). In those cases the Commission took note that the company proposals were prepared in response to the shareholder proposals and denied the no action relief sought.

But it has never been attempted before on such a blatant and widespread basis on an issue of such substantial importance. If the Commission does not take note now that the companies' binding proxy access proposals are a cynical response to shareholder precatory proposals when the companies' motivation is so clear, what will there be to prevent them and every other company that receives proxy access proposals from repeating the same copycat tactic year after year after year after...?

<u>The Determination Should Be Reversed Because A
Shareholder Vote on Both The Proposal And the Management Proposal
Will Produce Consistent and Conclusive Results To Guide the Company</u>

The Proposal and the Management Proposal both seek to establish a proxy access mechanism but they contain different provisions for (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated directly conflicted with the provisions in a binding management proposal that would be presented at the 2015 annual meeting of shareholders.

There are four possible results:

--If both the Proposal and the Management Proposal fail to receive a majority vote, it will be consistent and conclusive that the Company's shareholders do not want any proxy access mechanism at all.

--If the Management Proposal gets more votes than the Proposal, it will be consistent and conclusive that the Company's shareholders prefer the provisions in the Management Proposal.

--If the Proposal gets more votes than the Management Proposal, it will be consistent and conclusive that the Company's shareholders prefer the provisions in the Proposal.

--If the Proposal and the Management Proposal receive identical votes (an extreme unlikelihood), it will be consistent and conclusive that the Proposal and the Management Proposal are equally popular among the Company's shareholders.

There is nothing inconsistent or inconclusive about such results. The Company should welcome them as the best way to determine the actual preferences of the Company's shareholders on proxy access.

How the Company interprets and responds to consistent and conclusive results is up to its discretion and judgment. That, however, is not grounds for a Rule 14a-8(i)(9) exclusion.

Conclusion

For the foregoing reasons, the Affected Proponents submit that the relief sought in the Proponent's Appeal be granted.

Pursuant to Staff Legal Bulletin No. 14D, this letter is being respectfully submitted by use of the Commission email address, shareholderproposals@sec.gov., in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). The undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. Copies of this letter are simultaneously being forwarded to the Proponent, the Company, and the relevant companies for the pending NALs.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/Senior Counsel

GAK:mal

cc: aj.ericksen@bakerbotts.com
jm@corpgov.net.
carlton.langer@FirstMerit.com
dschuette@mayerbrown.com
craig.marcus@ropesgray.com

EX-3.1 2 dex31.htm AMENDED AND RESTATED BY-LAWS OF DOMINO'S PIZZA, INC.

Exhibit 3.1

AMENDED AND RESTATED

BY-LAWS

OF

DOMINO'S PIZZA, INC.

Exhibit B

TABLE OF CONTENTS

ARTICLE 1 - OFFICES

1.1 Registered Offices. The registered office of Domino's Pizza, Inc. (the "Corporation") in the State of Delaware shall be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

1.2 Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.3 Books. The books of the Corporation may be kept within or without of the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2 - STOCKHOLDERS

2.1 Place of Meetings. All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board of Directors or the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or, if not so designated, at the registered office of the Corporation.

2.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held at 10:00 a.m. on the second Tuesday in April each year (unless that day be a legal holiday in the place where the meeting is to be held in which case the meeting shall be held at the same hour on the next succeeding day not a legal holiday) or at such other date and time as shall be fixed by the Board of Directors, pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office, or the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these By-Laws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

2.3 Special Meeting. Special meetings of stockholders may be called at any time by only the Chairman of the Board of Directors, the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or by the Board of Directors of the Corporation pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

2.5 Voting List. The officer who has charge of the stock ledger of the Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at a place within the city where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

2.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

2.7 Adjournments. Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these By-Laws by a majority of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as Secretary of such meeting. It shall not be necessary to notify any stockholder of any adjournment of less than thirty (30) days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

2.8 Voting and Proxies. Except as otherwise provided by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these By-Laws, each stockholder shall have one vote for each share of capital stock entitled to vote and held of record by such stockholder. To the extent permitted by law, each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote or act for him or her by proxy, which proxy may be authorized in writing, by telephone or by electronic means by the stockholder or his or her authorized agent. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

2.9 Proxy Representation. Every stockholder may authorize another person or persons to act for him or her by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. The delivery of a proxy on behalf of a stockholder consistent with telephonic or electronically transmitted instructions obtained pursuant to procedures of the Corporation reasonably designed to verify that such instructions have been authorized by such stockholder shall constitute execution and delivery of the proxy by or on behalf of the stockholder. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. The authorization of a proxy may but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof. A proxy purporting to be authorized by or on behalf of a stockholder, if accepted by the Corporation in its discretion, shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

2.10 Action at Meeting. When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

2.11 Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. The nomination for election to the Board of Directors of the Corporation at a meeting of stockholders may be made (i) pursuant to the notice of meeting (or supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise by or at the direction of the Board of Directors if properly brought before the meeting of stockholders, or (iii) by any stockholder of record of the Corporation who (a) was a stockholder of record at the time of giving of notice contemplated in this Section 2.11, (b) is entitled to vote for the election of directors at such meeting and (c) has complied with the notice procedures set forth in this Section 2.11. Clause (iii) of the preceding sentence shall be the exclusive means for a stockholder to make nominations for election of directors before a meeting of stockholders, and, unless the Board of Directors has determined that directors will be elected at a special meeting of the stockholders, no stockholder may nominate directors for election at any special meeting of the stockholders. Nominations, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing, which shall include the information contemplated by this Section 2.11, delivered or mailed by first class United States mail, postage prepaid, to the Secretary, and (a) with respect to an annual meeting held pursuant to Section 2.2 of these By-laws, received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then such nomination shall have been delivered to or mailed and received by the Secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or public disclosure (as defined below) of the date of such meeting was made, whichever occurs first, and (b) with respect to a special meeting of the stockholders held pursuant to Section 2.3 of these By-laws, at which the Board of Directors has determined that directors will be elected, received by the close of business on the 10th day following the day on which public disclosure of the date of such meeting was made. In no event shall any adjournment or postponement of an annual or special meeting of the stockholders or the announcement thereof commence a new time period for the delivery of such notice by a stockholder.

A stockholder's notice to the Secretary required under this Section 2.11 shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of the Corporation which are beneficially owned by each such nominee, (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Act"), including such person's written consent to be named as a nominee and to serve as a director if elected, and (v) a description of all direct and indirect compensation and other material monetary arrangements, agreements or understandings during the past three years, and any other material relationship, if any, between the stockholder and its respective affiliates or associates, or others with whom they are acting in concert, on the one hand, and the proposed nominee, and his or her respective affiliates or associates, on the other hand; and (b) as to the stockholder giving the notice (i) the name and address of such stockholder, (ii) the class or classes and number of shares of the Corporation of each class which are, directly or indirectly, owned beneficially or of record by such stockholder or any Stockholder Associated Person (as defined below), (iii) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class (or, if applicable, series) of shares of stock of the Corporation or with a value derived in whole or in part from the value of any class (or, if applicable, series) of shares of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (each, a "Derivative Instrument") directly or indirectly owned beneficially or of record by such stockholder or any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of stock of the Corporation by the stockholder or any Stockholder Associated Person, (iv) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (v) any proportionate interest in shares of stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or beneficially owns an interest in a general partner, (vi) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the shares of stock of the Corporation or Derivative Instruments and (vii) whether the stockholder intends to deliver a proxy statement and form of proxy to holders of a sufficient number of the Corporation's voting shares reasonably believed by such stockholder to be sufficient to elect such nominee or nominees. If the stockholder holds its shares by or through a nominee, the information contemplated by this Section 2.11 shall be provided about each person who has sole or shared power to direct the voting or disposition of the shares of stock of the Corporation and each person who has a pecuniary interest in such shares of stock in lieu of the stockholder. In addition, any nominee proposed by a stockholder shall complete a questionnaire, in a form provided by the Corporation, within 10 days of receipt of the form of questionnaire from the Corporation, and the Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

Subject to the certificate of incorporation of the Corporation and applicable law, only persons nominated in accordance with procedures stated in this Section 2.11 shall be eligible for election as and to serve as a member of the Board of Directors. The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.11, a stockholder shall also comply with all applicable requirements of the Act and the rules and regulations thereunder.

For purposes of these By-laws, (a) "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Act, and (b) a "Stockholder Associated Person" of any stockholder means (i) any "affiliate" or "associate" (as those terms are defined in Rule 12b-2 under the Act) of the stockholder and (ii) any person acting in concert with such stockholder or any affiliate or associate of such stockholder with respect to the capital stock or any other security or Derivative Instrument of the Corporation.

2.12 Advance Notice of Business at Meetings. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before an annual meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, if such business relates to the election of directors of the Corporation, the procedures in Section 2.11 must be complied with. If such business relates to any other matter, the business must be a proper matter for stockholder action under the Delaware General Corporation Law (the "DGCL") and the stockholder must have given timely notice thereof in writing to the Secretary with the information contemplated by this Section 2.12. The preceding sentence shall be the exclusive means for a stockholder to propose business (other than matters properly brought under Rule 14a-8 under the Act and included in the Corporation's notice of meeting) before an annual meeting of stockholders.

To be timely, (a) with respect to an annual meeting held pursuant to Section 2.2 of these By-laws, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or public disclosure of the date of such meeting was made, whichever occurs first, and (b) with respect to a special meeting of the stockholders held pursuant to Section 2.3 of these By-laws, to the extent that business may be properly brought before such meeting by a stockholder, a stockholder's notice must be received by the close of business on the 10th day following the day on which public disclosure of the date of such meeting was made. In no event shall any adjournment or postponement of a meeting of the stockholders or the announcement thereof commence a new time period for the delivery of such notice by a stockholder.

A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before a meeting (a) a brief description of the proposal desired to be brought before the meeting and the reasons for making such proposal at the meeting, (b) the name and address of the stockholder making such proposal, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder, (d) any material interest of the stockholder in such proposal, (e) any Derivative Instrument directly or indirectly owned beneficially or of record by such stockholder or any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of stock of the Corporation by the stockholder or any Stockholder Associated Person, (f) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (g) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or beneficially owns an interest in a general partner, (h) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the shares of stock of the Corporation or Derivative Instruments, and (i) whether the stockholder intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal. If the stockholder holds its shares by or through a nominee, the information contemplated by this Section 2.12 shall be provided about each person who has sole or shared power to direct the voting or disposition of the shares of capital stock of the Corporation and each person who has a pecuniary interest in such shares in lieu of the stockholder.

Notwithstanding anything in these By-Laws to the contrary, subject to the certificate of incorporation of the Corporation and applicable law, no business shall be conducted at any meeting except in accordance with the procedures set forth in this Section 2.12, except that nothing in this Section 2.12 shall effect any rights, if any, of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to applicable provisions of federal law, including the Act. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a proposal was not properly brought before the meeting in accordance with the provisions of this Section 2.12, and if he or she should so determine, the chairman shall so declare to the meeting and any such proposal not properly brought before the meeting shall not be transacted, discussed or voted on. Notwithstanding the foregoing provisions of this Section 2.12, a stockholder must also comply with all applicable requirements of the Act and the rules and regulations thereunder.

2.13 Action without Meeting. Stockholders may not take any action by written consent in lieu of a meeting.

2.14 Organization. The Chairman of the Board, or in his or her absence the President shall call meetings of the stockholders to order, and act as chairman of such meeting; provided, however, that the Board of Directors may appoint any stockholder to act as chairman of any meeting in the absence of the Chairman of the Board. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders; provided, however, that in the absence of the Secretary at any meeting of the stockholders, the acting chairman may appoint any person to act as secretary of the meeting.

ARTICLE 3 - DIRECTORS

3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law, the Certificate of Incorporation or these By-Laws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number; Election and Qualification. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, but in no event shall be less than three. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. The directors need not be stockholders of the Corporation.

3.3 Classes of Directors. The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III. No one class shall have more than one director more than any other class. If a fraction is contained in the quotient arrived at by dividing the designated number of directors by three, then, if such fraction is one-third, the extra director shall be a member of Class III, and if such fraction is two-thirds, one of the extra directors shall be a member of Class III and one of the extra directors shall be a member of Class II, unless otherwise provided from time to time by resolution adopted by the Board of Directors.

3.4 Terms of Office. Except as otherwise provided in the Certificate of Incorporation or these By-Laws, each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall serve for a term ending on the date of the annual meeting of stockholders in 2005; each initial director in Class II shall serve for a term ending on the date of the annual meeting of stockholders in 2006; and each initial director in Class III shall serve for a term ending on the date of the annual meeting of stockholders in 2007; and provided, further, that the term of each director shall be subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

3.5 Allocation of Directors Among Classes in the Event of Increases or Decreases in the Number of Directors. In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of offices are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board of Directors.

3.6 Vacancies. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

3.7 Resignation. Any director may resign by delivering his or her written resignation to the Corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.8 Regular Meetings. The regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided, that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

3.9 Special Meetings. Special meetings of the Board of Directors may be held at any time and place, within or without the State of Delaware, designated in a call by the Chairman of the Board of Directors, the Chief Executive Officer (or if there is no Chief Executive Officer, the President), two or more directors or by one director in the event that there is only a single director in office.

3.10 Notice of Special Meetings. Notice of any special meeting of the Board of Directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. The notice shall be duly given to each director (i) by giving notice to such director in person or by telephone at least twenty four (24) hours in advance of the meeting, (ii) by sending a telegram, telecopy, or telex, or delivering written notice by hand, to his or her last known business or home address at least twenty four (24) hours in advance of the meeting, or (iii) by mailing written notice to his or her last known business or home address at least seventy two (72) hours in advance of the meeting. A notice or waiver of notice of a special meeting of the Board of Directors need not specify the purposes of the meeting.

3.11 Meetings by Telephone Conference Calls. The Board of Directors or any members of any committee of the Board of Directors designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

3.12 Quorum. A majority of the total number of the whole Board of Directors shall constitute a quorum at all meetings of the Board of Directors. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than one-third (1/3) of the number of directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, other than announcement at the meeting, until a quorum shall be present.

3.13 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these By-Laws.

3.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing, and the written consents are filed with the minutes of proceedings of the Board of Directors or committee of the Board of Directors, as applicable.

3.15 Removal. The directors of the Corporation may not be removed without cause and may be removed for cause only by the affirmative vote of the holders of seventy-five percent (75%) of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote generally in the election of directors cast at a meeting of the stockholders called for that purpose.

3.16 Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the General Corporation Law of the State of Delaware, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.17 Compensation of Directors. The directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

ARTICLE - OFFICERS

4.1 Enumeration. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and a Treasurer. The Board of Directors may appoint other officers with such titles and powers as it may deem appropriate, including, without limitation, one or more Vice Presidents and one or more Controllers.

4.2 Election. The Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

4.3 Qualification. No officer need be a stockholder of the Corporation. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws, each officer shall hold office until his or her successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him or her, or until his or her earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his or her written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer may be removed at any time, with or without cause, by vote of a majority of the entire number of directors then in office.

Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his of her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

4.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Each such successor shall hold office for the unexpired term of his or her predecessor and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal.

4.7 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him or her by the Board of Directors.

4.8 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have general charge and supervision of the business of the Corporation. Unless otherwise provided by the Board of Directors, he or she shall preside at all meetings of the stockholders and, if he or she is a director, at all meetings of the Board of Directors. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board of Directors may from time to time prescribe.

4.9 President. The President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the duties of the Chief Executive Officer and when so performing shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

4.10 Chief Financial Officer. The Chief Financial Officer shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chairman of the Board or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation.

4.11 Vice Presidents. Any Vice President shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the President may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other such title.

4.12 Controllers. Any Controller shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or any Vice President may from time to time prescribe.

4.13 Secretary. The Secretary shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

In the event of the absence, inability or refusal to act of the Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.

4.14 Treasurer. The Treasurer shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of Treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these By-Laws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation. Unless the Board of Directors has designated another officer as Chief Financial Officer, the Treasurer shall be the Chief Financial Officer of the Corporation.

In the event of the absence, inability or refusal to act of the Treasurer, the Board of Directors shall appoint a temporary treasurer, who shall perform the duties and exercise the powers of the Treasurer.

4.15 Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

4.16 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

ARTICLE - CAPITAL STOCK

5.1 Issuance of Stock. Unless otherwise voted by the stockholders and subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

5.2 Certificates of Stock. Every holder of stock of the Corporation shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by him or her in the Corporation. Each such certificate shall be signed by, or in the name of the Corporation by, the Chairman of the Board of Directors, the Chief Executive Officer or the President, and the Treasurer or the Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, the By-Laws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

5.3 Transfers. Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-Laws.

5.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

5.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.6 Dividends. Subject to limitations contained in the General Corporation Law of the State of Delaware, the Certificate of Incorporation and these By-laws, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

ARTICLE - ENERAL PRO ISIONS

6.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall be the 52- or 53-week year ending on the Sunday on or nearest to December 31 of each calendar year.

6.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

6.3 Form of Notice. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-laws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

6.4 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Incorporation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by telegraph, cable or any other available method, whether before, at or after the time stated in such waiver, or by the appearance of such person at such meeting in person or by proxy, shall be deemed equivalent to such notice. Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

6.5 Voting of Securities. Except as the directors may otherwise designate, the Chief Executive Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

6.6 Evidence of Authority. A certificate by the Secretary, or a temporary secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of such action.

6.7 Certificate of Incorporation. All references in these By-Laws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended or restated and in effect from time to time.

6.8 Transactions with Interested Parties. No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

(1) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee of the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(2) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee of the Board of Directors, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.9 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

6.10 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

6.11 Contracts. In addition to the powers otherwise granted to officers pursuant to Article 4 hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

6.12 Loans. The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

6.13 Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

6.14 Section Headings. Section headings in these By-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

6.15 Inconsistent Provisions. In the event that any provision of these By-laws is or becomes inconsistent with any provision of the Restated Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE - AMENDMENTS

7.1 By the Board of Directors. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

7.2 By the Stockholders. Notwithstanding any other provision of law, the Certificate of Incorporation or these By-Laws, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote shall be required to alter, amend or repeal any provision of these By-Laws or to adopt new By-Laws, unless such alteration, amendment or repeal has been approved by a majority of those directors of the Corporation who are (i) not affiliated or associated with any person or entity holding 10% or more of the voting power of the outstanding capital stock of the Corporation, or (ii) affiliated or associated with Bain Capital, LLC or any of its affiliated investment funds.


ROPES
&GRAY

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 7, 2015

Craig E. Marcus
T +1 617 951 7802
F +1 617 235 0514
craig.marcus@ropesgray.com

via e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Domino's Pizza, Inc.
Shareholder Proposal of Marco Consulting Group Trust I regarding Proxy Access for Shareholders

Ladies and Gentlemen:

We are writing on behalf of our client, Domino's Pizza, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9) of the Exchange Act, the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal (the "Proponent's Proposal") and the statements in support thereof submitted by Marco Consulting Group Trust I (the "Proponent"). A copy of the Proponent's Proposal and the statements in support thereof is attached to this letter as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proponent's Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proponent's Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or Staff with respect to the Proponent's Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proponent's Proposal

The Proponent's Proposal seeks a shareholder resolution to request that the Company's Board of Directors (the "Board") adopt, and seek shareholder approval for, amendments to the Company's Amended and Restated By-Laws (the "By-Laws") to implement proxy access for director nominations. Under the Proponent's Proposal, any shareholder or group of shareholders that collectively have beneficially owned at least 3% of the Company's outstanding common stock continuously for at least three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy materials. Under the Proponent's Proposal, shareholders would be permitted to nominate up to 25% of the directors to be elected to the Board at the relevant shareholder meeting. A copy of the Proponent's Proposal is attached to this letter as Exhibit A.

Basis for Exclusion

We believe that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

The Company's Proposal

The Board has determined to submit a proposal to shareholders at the 2015 annual meeting of stockholders (the "2015 Annual Meeting") with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval of amendments to the Company's By-Laws to permit any shareholder (but not a group of shareholders) owning 5% or more of the Company's common stock for at least five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy materials. Under the Company Proposal, such a shareholder would be permitted to nominate the greater of (x) one director or (y) 20% of the Board, rounding down to the nearest whole number of directors to be elected at the relevant shareholder meeting. The specific text of the proposed amendments to the By-Laws implementing the Company Proposal will be included in the 2015 Proxy Materials.

Analysis

The Proponent's Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials.

The Company may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proponent's Proposal (the right of the Company's shareholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal provides that a single shareholder (rather than a group of shareholders, as set forth in the Proponent's Proposal) owning 5% or more of the Company's shares for at least five years (rather than 3% of the Company's shares for three years, as was proposed by the Proponent) could nominate a candidate for election to the Board to be included in the Company's proxy statement. Moreover, the Company Proposal provides that a shareholder would be permitted to nominate the greater of (x) one director or (y) 20% of the Board, rounding down to the nearest whole number of directors to be elected at the relevant shareholder meeting, rather than be permitted to nominate up to 25% of the Board, as was proposed by the Proponent. Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal conflicts with the Company Proposal. Thus, submitting the Proponent's Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results.

The Staff recently granted no-action relief under Rule 14a-8(i)(9) in nearly identical circumstances. In *Whole Foods Market, Inc.* (December 1, 2014), the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(9) of a shareholder proposal seeking to allow shareholder groups to nominate up to 25% of the company's board if they had owned 3% of the company's common stock for three years or more. The Staff agreed that the shareholder's proposal conflicted with the company's proposal, which allowed individual shareholders (not groups) to appoint the greater of one director or 10% of the company's board if the shareholder had held at least 9% of the company's common stock for five years.

In addition, the Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) in analogous circumstances. For example, the Staff has granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote would (i) present alternative and conflicting decisions for shareholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., Deere & Company* (October 31, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 20% of the company's outstanding common stock to be able to call a special shareholder meeting when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special shareholder meeting); *United Natural Foods, Inc.* (September 10, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Stericycle, Inc.* (March 7, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Yahoo! Inc.* (March 6, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of shareholders); *Verisign, Inc.* (February 24, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 35% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Quest Diagnostics Incorporated* (February 19, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Kansas City Southern* (January 22, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *The Walt Disney Company* (November 6, 2013) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Advance Auto Parts, Inc.* (February 8, 2013) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); and *American Tower Corporation* (January 30, 2013) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders).

The Company believes that the facts in the present instance are analogous to those in the examples cited above where the Staff granted no-action relief under Rule 14a-8(i)(9). Here, the Proponent's Proposal would permit any shareholder or group of shareholders that collectively holds at least 3% of the Company's shares continuously for three years to nominate a candidate for election to the Company's Board and require that such nominee be listed with the Board's nominees in the Company's proxy statement. Such shareholders and groups would be permitted to nominate up to 25% of the Company's Board. The Company Proposal seeks to provide shareholders similar access to the Company's proxy statement, but to a different degree and with different minimum thresholds for the amount and duration of ownership: the Company Proposal will seek shareholder approval of amendments to the By-Laws to provide that a single shareholder owning 5% or more of the Company's shares for at least five years can nominate a candidate for election to the Board, and such nominee must be listed with the Board's nominees in the proxy statement. Under the Company's Proposal, a shareholder would be permitted to nominate the greater of (x) one director or (y) 20% of the Board, rounding down to the nearest whole number of directors to be elected at the relevant shareholder meeting. The Company believes that the inclusion of each of the Proponent's Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results.

The Company therefore requests that the Staff concur that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials because, under Rule 14a- 8(i)(9), it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent's Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (617) 951-7802.

We appreciate your attention to this request.

Very truly yours,



Craig E. Marcus

cc: Kenneth B. Rollin (Domino's Pizza, Inc.)
Adam J. Gacek (Domino's Pizza, Inc.)
Greg A. Kinczewski (Marco Consulting Group Trust I)

<u>Exhibit A</u>

PROPONENT'S PROPOSAL

See attached.


THE MARCO
CONSULTING
GROUP

November 19, 2014

BY OVERNIGHT DELIVERY AND EMAIL: Adam.gaceck@dominos.com

Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105
Attention: Adam J. Gacek, Corporate Secretary

RE: Marco Consulting Group Trust I

Dear Mr. Gacek:

As the duly authorized representative of the Marco Consulting Group Trust I (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of Domino's Pizza, Inc.. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me. My email is kinczewski@marcoconsulting.com and my direct line is 312-612-8452

Very Truly Yours,



Greg A. Kinczewski
Vice President/Senior Counsel

Enclosure

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



RESOLVED: shareholders of Domino's Pizza, Inc. ("Domino's") ask the Board of Directors (the "Board") to adopt, and seek shareholder approval for, a "proxy access" bylaw (the "Bylaw"). The Bylaw shall require Domino's to include in its proxy materials provided to shareholders in connection with a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (both defined below) of any person ("Nominee") nominated for election to the Board by a shareholder or group of shareholders ("Nominator") that satisfies the requirements below and to allow shareholders to vote for the Nominee on Domino's proxy card.

The number of Nominees required to be included in proxy materials for a shareholder meeting shall not exceed one-quarter of the directors to be elected at that meeting. The Bylaw shall provide that a Nominator must:

(a) have beneficially owned 3% or more of Domino's outstanding common stock continuously for at least three years on the date on which the nomination is submitted;
(b) provide written notice received by the Secretary within the time period specified in the bylaws; such notice shall contain the information required to be disclosed about the Nominee and the Nominator by SEC rules in connection with a contested director election solicitation (with separate disclosure for each shareholder in a group) (all disclosure in this section is the "Disclosure"); and
(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with Domino's shareholders, including the Disclosure; (ii) to the extent it uses soliciting material other than Domino's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement in support of the Nominee's election (the "Statement") for inclusion in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the Bylaw and applicable SEC rules and the priority to be given in if the number of Nominees nominated exceeds the limit.

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the director nomination and election process. In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in Domino's is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit Domino's, where executive compensation is excessive and insufficiently tied to long-term performance.

We urge shareholders to vote for this proposal.